Exhibit 4.15

•	Exclusive Equity Purchase Option Agreement (the “Exclusive Option Agreement”)

Parties:

(1)	an Offshore Holding Company (if applicable), which is a signing party to the Exclusive Option Agreement regarding some Consolidated Entities;

(2)	an applicable PRC Subsidiary;

(3)	an applicable Consolidated Entity; and

(4)	each Nominee Shareholder of such Consolidated Entity.

Key Terms:

(1)

Each Nominee Shareholder irrevocably grants to the Offshore Holding Company or its applicable PRC Subsidiary (as applicable) (the “Option Right Holder”) an exclusive option to purchase or cause any one or more designated persons (the “Designated Persons”) to purchase at any time from the Nominee Shareholder, to the extent permitted under PRC law, a portion of, or all of, the equity interests held by such Nominee Shareholder in the Consolidated Entity according to the steps determined by the Option Right Holder and at the price specified in such Exclusive Option Agreement (the “Option”).

(2)

Subject to PRC law and regulations, the Option Right Holder and/or the Designated Persons may exercise the Option by issuing a written notice (the “Notice”) to the Nominee Shareholder, specifying the equity interest to be purchased from the Nominee Shareholder (the “Purchased Equity Interest”) and the manner of such purchase.

(3)

(i) Under the Exclusive Option Agreements of certain Consolidated Entities, the purchase price of the Purchased Equity Interest (the “Purchase Price”) shall be equal to the consideration actually paid by the Nominee Shareholder for acquiring such Purchased Equity Interest or the principal amount of the loan(s) provided by the PRC Subsidiary under the Loan Agreement (as applicable), unless then applicable PRC laws and regulations require another price based on appraisal value of the Purchased Equity Interest or imposes other restrictions on determination of the Purchase price. If the applicable PRC laws require an appraisal of the Purchased Equity Interest or stipulate other restrictions on the Purchase Price at the time of the Offshore Holding Company’s exercise of the Option, the Parties agree that the Purchase Price shall be the lowest price as permitted by the applicable law; (ii) however, under the Exclusive Option Agreements of other Consolidated Entities, the Purchase Price shall be free or the lowest price as permitted by the applicable law.

(4)

The manner of payment of the Purchase Price shall be determined through negotiations between the Option Right Holder (and/or the Designated Persons) and the Nominee Shareholder at the time of exercise of the Option. Subject to applicable laws, the Nominee Shareholder shall return to the Option Right Holder and/or the Designated Persons all the consideration he/she/it receives from the Option Right Holder and/or the Designated Persons in connection with the Purchased Equity Interest. If a Loan Agreement is signed as a part of the contractual agreement, the Nominee Shareholder shall effectuate such return by applying the entire consideration to repay the principal amount, interest accrued thereon and any conditional lending cost of the loan under the Loan Agreement.

(5)

The Nominee Shareholder and the Consolidated Entity shall jointly and severally covenant not to undertake, among others, any of the following actions without the prior written consent of the Option Right Holder:

(i)

to supplement, amend or modify the Consolidated Entity’s articles of association in any way, or to increase or decrease the registered capital of the Consolidated Entity, or to change the shareholding structure of the Consolidated Entity in any manner;

(ii)

to sell, transfer, mortgage or otherwise dispose of, or permit any other security interest to be created on, any of the Consolidated Entity’s assets, business or legal or beneficial interests in the revenue of the Consolidated Entity;

(iii)

to create, assume or guarantee any liability, except for (i) liabilities incurred in the ordinary course of business, excluding loans; and (ii) liabilities as disclosed to and approved by the Option Right Holder in writing;

(iv)	to merge or consolidate with, or acquire or invest in, any entity;

(v)

to distribute dividends to the Consolidated Entity’s shareholders in any way, except the case where the Consolidated Entity shall promptly distribute all or part of its distributable profits to its shareholders upon the Option Right Holder’s request; and

(vi)	to approve any voluntary dissolution or winding up of the Consolidated Entity.

(6)	The Nominee Shareholder covenants not to undertake, among others, any of the following actions without the prior written consent of the Option Right Holder:

(i)

to sell, transfer, mortgage or otherwise dispose of, or allow any other security interest to be created on, the legal or beneficial interest he/she/it holds in the Consolidated Entity at any time during the term of the Exclusive Option Agreement, other than the pledge created on the Consolidated Entity’s equity interest in accordance with the Equity Pledge Agreement;

(ii)

to vote for or sign any shareholders’ resolution at the Consolidated Entity’s shareholders’ meetings to approve the sale, transfer, mortgage or disposition in any other manner of, or the creation of any other security interest on, any legal or beneficial interest that the Nominee Shareholder holds in the Consolidated Entity, except for the benefit of the Option Right Holder or its designated persons;

(iii)

to vote for or sign any shareholders’ resolution at the Consolidated Entity’s shareholders’ meetings to approve the Consolidated Entity’s merger or consolidation with, acquisition of or investment in, any entity.

(7)

Each Nominal Shareholder undertakes to (i) procure the shareholders’ meeting of the Consolidated Entity to approve the transfer of the Purchased Equity Interest pursuant to the terms and conditions of the Exclusive Option Agreement; and (ii) waive all his/her/its right of first refusal (if any) with respect to the equity interest transfer between other Nominal Shareholder(s) and the PRC Subsidiary (or the Offshore Holding Company) as contemplated under the Exclusive Option Agreement.

(8)

The Exclusive Option Agreement will be in effect for an unlimited term until all equity interests held by the Nominal Shareholder in the Consolidated Entity have been transferred or assigned to the Option Right Holder and/or Designated Persons in accordance with this Exclusive Option Agreement.

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